UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Hibbett, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

428567101

(CUSIP Number)

Simon D. Maher

Bronte Capital Management Pty Ltd.

Suite 1703, Westfield Tower 2

101 Grafton Street

Bondi Junction, NSW 2022

Australia

+61 2-8318-7711

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 25, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428567101

1	NAME OF REPORTING PERSON

Bronte Capital Management Pty Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO, IA

2

CUSIP No. 428567101

1	NAME OF REPORTING PERSON

John L. Hempton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN, HC

3

CUSIP No. 428567101

1	NAME OF REPORTING PERSON

Simon D. Maher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. 428567101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, on April 23, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Genesis Holdings, Inc. (“Parent”), Steps Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and, solely for purposes of certain provisions specified in the Merger Agreement, JD Sports Fashion plc, the ultimate parent company of Parent and Merger Sub. On July 25, 2024, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”) effective as of the effective time of the Merger (the “Effective Time”), with the Issuer surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share of the Issuer owned by the Reporting Persons immediately prior to the Effective Time was converted into the right to receive $87.50 in cash, without interest. Accordingly, as a result of the Merger, the Reporting Persons no longer beneficially own any Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

(a), (b) Effective July 25, 2024, as a result of the Merger, each Share owned by the Reporting Persons was converted into the right to receive $87.50 in cash, without interest, pursuant to the terms of the Merger Agreement. Accordingly, the Reporting Persons no longer beneficially own any Shares of the Issuer.

(c) Except as otherwise set forth herein, there have been no transactions in the securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D.

(e) As of the Effective Time, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

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CUSIP No. 428567101

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2024

Bronte Capital Management Pty Ltd.

By:	/s/ Simon D. Maher
	Name:	Simon D. Maher
	Title:	Managing Director

/s/ John L. Hempton
John L. Hempton

/s/ Simon D. Maher
Simon D. Maher

6